

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 22, 2010

Julian T. Ross
OxySure Systems, Inc.
10880 John W. Elliott Drive, Suite 600
Frisco, Texas 75034

>   **Re: OxySure Systems, Inc.**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed October 4, 2010**
>   **File No. 333-159402**

Dear Mr. Ross:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1.   We note your response to prior comment 11 and the Form 8-A you filed on September 30, 2010. Please confirm you are aware that the registration statement on Form 8-A will become effective automatically by operation of law sixty days after filing. See Exchange Act Section 12(g). Also, that registration statement appears to be unsigned; please amend accordingly.

Prospectus Cover Page

2.   Given your deletions in response to prior comments 2 and 4, it appears your prospectus cover page no longer includes all of the disclosures required by Item 501 of Regulation S-K, such as Item 501(b)(8)(iii). Please revise.

Prospectus Summary, page 1

3.   In an appropriate section of your document, please disclose your response to prior comment 5. Also briefly highlight the impact if you are unsuccessful in renegotiating the

performance targets you mention. For example, is the promissory note due and payable immediately?

Warrants, page 3

4.   Please expand your response to prior comment 6 to clarify how you determined the number of warrants held by your affiliates and promoters, given your disclosure in notes 3 and 4 on page 79 regarding the number of warrants held by Messrs. Ross and Reed and your disclosures regarding the number of warrants held by IR Services.

Risk Factors, page 8

5.   We note the changed amounts of expenses disclosed on page 71 and on page F-39, which you indicate in your response to prior comment 48 are attributable to a review conducted by your tax accountants. Given this, please provide us your analysis of the materiality of the risks relating to any deficiencies in your financial reporting controls.

Use of Proceeds, page 24

6.   Please expand your revisions in response to prior comment 14 to clarify which of your affiliates will receive the payments to which you refer, the note obligation to which the payments relate and the principal amount, if any, of the notes that will remain outstanding following the payments.

7.   We note from your revisions added in response to prior comment 15 that the proceeds will enable you to finance "some" of the activities and purchases you note. Please expand to clarify how you intend to prioritize among the activities.

Dilution, page 26

8.   We reissue prior comment 18, in part, because it continues to appear you have not disclosed how the number of shares held and consideration paid by your affiliates and non-affiliates would change, assuming that all outstanding warrants, options, notes and preferred stock were converted or exercised.

Determination of Offering Price . . ., page 27

9.   Please expand your revisions in response to prior comment 19 to state clearly that (1) the price of the shares sold in the direct public offering and the shares sold by affiliates and promoters will be at the fixed price you disclose for the duration of the offering; and (2) the price of the shares sold by the other selling security holders will be determined by reference to market and other factors after your stock is publicly traded. Currently, your disclosure in the third sentence implies that the price of the shares sold by you in the direct public offering may vary based on the market price of such shares.

Selling Security Holders, page 27

10.   Regarding your response to prior comment 21:

- Please reconcile your response to that comment with Exhibits 10.9.1 and 10.9.2. Specifically, it appears from Exhibit 10.9.1 that IR Services was to receive 250,000 warrants upon filing of this registration statement. Your response indicates that under the Settlement Agreement, IR Services agreed with you to return 125,000 of these warrants. We also note that Exhibit 10.9.2 indicates in paragraph (4) that IR Services was entitled to receive a fewer number of warrants that it was entitled under Exhibit 10.9.1. Given this, it is unclear how you concluded that you did not renegotiate the terms of the private transaction. It is similarly unclear how the 125,000 warrants were exercised in October 2009 given the date of Exhibit 10.9.2. Please revise or advise; and

- It continues to appear from your response that IR Services had not completed its services and you did not issue the warrants until after this registration statement was filed. Therefore, we reissue the third bullet of prior comment 21.

11.   It appears from your revisions in response to prior comment 24 that you have identified only who exercises sole voting control over the shares offered by Aulds Family L.P. and IR Services. Please expand to also identify the natural person who has or shares dispositive power over those shares.

12.   We reissue prior comment 25 because it continues to be unclear from your disclosure in notes 36 and 69 for what purpose you issued penny warrants to those entities. Please revise.

13.   Please reconcile your revisions added in response to prior comment 26 with your disclosures on pages II-3 through II-6. As examples, your disclosure here refers to a private placement that occurred from December 2008 to April 2009, but such a transaction is not mentioned on those pages. Additionally, your disclosure in notes 33, 40 and 41 indicates that you issued at least 45,000 shares in the private placement that ended in March 2008, contrary to the number disclosed on page II-5.

14.   We refer to your response to prior comment 22 and notes 35 and 55. Where the notes mention multiple types of securities beneficially owned by the selling security holders, please revise to clarify which types relate to the offered shares.

Shares Eligible for Future Sale, page 37

15.   Regarding your response to prior comment 28:

- Please file final, executed agreements as exhibits. We note, in this regard, that Exhibit 10.12.1 is unsigned;

- Given the reference in Exhibit 10.12.1 to all other terms and conditions of the lock-up agreement remaining in full force and effect, it appears that the provision in Exhibits 10.12 and 10.13 regarding no trading until you successfully implement your business plan remains in effect. Therefore, please expand your disclosure accordingly, or advise; and

- It remains unclear why you are registering the resale of these shares now, in light of the lock-up agreements, including the addendum noted in your response. Therefore, we reissue that portion of prior comment 28. Given that the purpose remains unclear, and in light of the fact that release of the shareholders from the lock-up agreement is tied to the commencement of trading in your stock on the over-the-counter market or exchange, tell us how you concluded that you are not conducting a primary "at-the-market" offering rather than a secondary offering. Please provide us your analysis in this regard, citing all authority on which you rely.

Management's Discussion and Analysis of Financial Condition..., page 45

16.   On page 50 you disclose that substantially all of your revenues and expenses are denominated in US dollars and the effects of exchange rates had no appreciable impact on your business operations. Please reconcile with your disclosure on page 42 that your realization of accounts receivable may be affected by fluctuations in currency rates since the customer's currency is frequently a currency other than US dollars.

Liquidity and Capital Resources, page 46

17.   You disclose that you generally require pre-payment on orders shipped to international destinations. Please tell us why you did not follow this policy with respect to the significant receivable due from an international distributor as of June 30, 2010. Explain the terms of this receivable and why the customer was waiting on *foreign exchange approval*. Tell us what you mean when you disclose that the receivable was *cleared*. Tell us the amount of the receivable as of June 30, 2010 and the amount of payments since that date.

18.   We reissue prior comment 34 as it remains unclear how your disclosure in this section regarding the amounts raised in 2008 and 2009 is consistent with your disclosures on pages F-40 and F-41.

19.   We note your response to prior comment 35, but it does not appear that the disclosure mentioned in your response was included in your amended filing. Also, it is unclear how your response addresses changed amounts of notes payable, such as the change noted on page F-2. Therefore, we reissue that comment. Finally, please reconcile the amount of notes payable outstanding as of June 30, 2010 mentioned in your response with the amount disclosed on page F-20.

20.   Please update the table on page 47, as it does not appear to reflect current obligations such as the amounts relating to outstanding note payables.

Going Concern, page 47

21.   Refer to the last three bullets added in response to prior comment 37:

- Clarify what you mean by "selling solutions" and how it diversifies your revenue opportunities. Also tell us in what part of your disclosure you discuss this aspect of your business, and in what part your discuss the "new products" and "higher priced items like AEDs";

- Clarify the "creative solution" for past rent expense and the impact on your financial condition; and

- Disclose the amount of cash deferred pursuant to the agreement with Vencore.

22.   Please show us how you determined the amounts shown for cash requirements in 2007, 2008 and 2009.

23.   You disclose that you have migrated to selling solutions and have added new products like AEDs. Please tell us the nature of the products and services that you offer to your customers and tell us how you are accounting for the associated revenues and why. In this regard, describe the significant terms of these sales. Quantify the amount of these sales for each of the periods presented.

Results of Operations, page 48

24.   With a view toward disclosure, please tell us why the sales of your products declined from $387,361 in 2009 to $51,084 for the six months ended June 30, 2010. We note the disclosures on pages F-34 and F-73.

25.   With a view toward disclosure, please tell us the reasons for the decrease in your SG&A expenses and quantify those changes for the six months ended June 30, 2010.

U.S. Federal Government, page 60

26.   We reissue prior comment 45. Your disclosure continues to imply that your product has been and is currently used in military combat situations or operation bases. If that is not true, please revise to eliminate that implication.

Executive Officers and Directors, page 74

27.   We note your response to prior comment 51. However, it continues to appear you have not provided the disclosures required by Item 401(e) of Regulation S-K, as revised in Section II.B of Securities Act Release No. 9089 (Dec. 16, 2009). It also appears you have not provided the disclosures required by Item 402(n)(2)(vi) and 402(r)(2)(iv) of Regulation S-K, as revised by that release. Therefore, we reissue prior comment 51.

28.   Please tell us why you deleted disclosure in response to prior comment 52. Is such information not required to be disclosed pursuant to Item 401(e) of Regulation S-K?

29.   Please expand to clarify what "vertical experience" currently disclosed for Mr. Ross relates to technology and corporate finance.

Summary Compensation Table, page 75

30.   Please expand your response to prior comment 55 to clarify how you complied with the Instruction you cite, given that it appears you have not disclosed by footnote all assumptions made in the valuation of the option awards reported in this table. Also, we note the changed amounts reported for Mr. Ross. Please revise to clarify how you determined the value of the warrants to report as salary, and revise note 1 to clarify the portion of his salary that relates to the value of the penny warrants.

Interest of Named Experts and Counsel, page 86

31.   Please revise to ensure that the financial statements and periods included in this disclosure conform to the financial statements and periods included in the review and audit reports of your independent accountants.

Related Party Transactions, page 87

32.   We reissue the first sentence of prior comment 65 because the information required to be disclosed by Item 404 of Regulation S-K is not limited only to the time period for which you have provided financial information, as implied by your response to that comment. Refer to Instruction 1 to Item 404 and revise accordingly.

Changes In and Disagreements with Accountants..., page 92

33.   We note that in response to prior comment 69, you now disclose that during your fiscal years ending December 31, 2008 and 2009, *your financial statements* did not contain any adverse opinions or a disclaimer of opinions, nor were the reports qualified or modified as to uncertainty, audit scope, or accounting principles. Your disclosure is supposed to state whether the Blackwing Group, LLC's *report on* your financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope, or accounting principles. Please revise the disclosure accordingly. See Item 304(a)(1)(ii) of Regulation S-K.

34.   Further, we note that your revised disclosures in response to prior comment 69 did not include the information required by paragraph a(1)(iii) of Item 304 of Regulation S-K. Please disclose whether the decision to change accountants was recommended or approved by your audit committee or a similar committee of the board of directors. If you do not have such a committee, please disclose whether the decision to change accountants was recommended or approved by the board of directors.

35.   We note that you continue to refer to the period during Blackwing Group, LLC's engagement and that you did not revise the disclosure as previously requested in prior comment 70. Please revise the disclosure to comply with Item 304(a)(1)(iv) which requires you to refer to and specifically address the period during the company's two most recent fiscal years and any subsequent interim period preceding such dismissal and not just during the engagement.

36.   We note the letter you included as Exhibit 16.1 in response to our prior comment 71. However, we note that the letter refers to information you intended to include under Item 23.4 of the Form S-1/A filing. Please note that the information related to changes in accountants is provided pursuant to Item 11(i) of Form S-1. Please have the Blackwing Group, LLC provide a letter that considers all the revised disclosure requested in the preceding comments and that correctly identifies the section of the filing where the information is provided, either by (i) specifically referring to the section by name (i.e., Changes in and Disagreements with Accountants on Accounting and Financial Disclosure), (ii) referring to the page on which the information is provided, or (iii) referring to the correct Item under which the information is provided (i.e., Item 11(i)). As we previously indicated, if you are unable to obtain an Exhibit 16 letter from the Blackwing Group, LLC, then disclose that fact.

Report of Independent Registered Public Accounting Firm, page F-1

37.   We note that the review report refers to a review of the balance sheet as of December 31, 2009. We further note that the interim financial information includes the balance sheet as of December 31, 2009, the statements of stockholders' equity for the years ended December 31, 2008 and 2009 and the statement of cash flows for the year ended

December 31, 2009. As we note that these statements were derived from your audited financial statements, please have your independent accountants explain to us how they considered paragraph 39 of AU Section 722 in preparing their review report, or revise their review report to comply with that guidance.

38.   We note that while you present statements of operations and cash flows for the six months ended June 30, 2009 and 2010 and statements of stockholders' equity for the three months ended March 31, 2010 and June 30, 2010, the review report does not cover these periods and only covers the statements of operation, stockholders' equity and cash flows for the three-month periods ended June 30, 2010 and 2009. While you are not required to include a review report for interim financial statements included in this filing, if you select to include one, please have your independent accountants provide a review report that covers all the interim financial statements presented.

39.   Please request your independent accountants to tell us how they considered paragraph 44 of AU Section 722 in determining the content of the explanatory paragraph related to the existence of substantial doubt about the company's ability to continue as a going concern.

Statements of Cash Flows, page F-6

40.   In response to prior comment 89 you told us that your amortization expense for the quarter ended March 31, 2009 was $0. Please tell us why you had no amortization expense in that quarter. Show us how you determined the total amount of amortization expenses shown for the six months ended June 30, 2010 and the year ended December 31, 2009.

Note 1 – Summary of Significant Accounting Policies, page F-7

Basis of Presentation, page F-7

41.   Refer to prior comment 73. Even though you responded that you have made a revision in the disclosure consistent with Instruction 2 to Rule 8-03 of Regulation S-X, we are not able to find such revised disclosure. Please revise the notes to the interim financial statements to include an affirmative statement that the interim financial statements include all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading and tell us where you made such disclosure in your response.

Revenue Recognition, page F-8

42.   You reflect $120,955 of deferred revenue as of June 30, 2010. Your accounting policy states that deferred revenue relates to advance payments from customers before performance obligations have been completed or services have been performed. Please

          tell us the significant terms of the agreement which resulted in this deferred revenue and the nature of the performance obligations that you had not completed.

43.   Further, please also explain the nature of the performance obligations and services to which you refer in this note and why you have not included a separate accounting policy to describe the nature of these obligations and services and your accounting policy for recording the associated revenues.

44.   Further to your response to prior comment 86 and your accounting policy which states that you generally recognize initial license fees upon granting of the license to the licensee, please provide us with the following for each significant license agreement:

- The significant terms of the agreement including term, nature of the asset under license, whether the license is exclusive or non-exclusive, whether the license is a variable or fixed fee and any cancellation or modification provisions.
- Tell us how you considered the FASB Concepts Statements, SAB Topic 13 and FASB 605-25 in determining how to recognize revenue under the arrangement given the facts and circumstances of the license.
- The amount of revenue recognized in each period presented.

Please note that the general reference to following EITF 08-1 in your prior response does not provide us enough information to understand how you actually considered and applied the accounting literature to your facts and circumstances.

45.   In this regard, and in recognition of your response to prior comment 100, we note that on March 26, 2010 you entered into a License Agreement, Distribution Agreement, and Note Purchase Agreement with Afritex. You recorded $225,000 of license revenue in the three months ended March 31, 2010 related to the License Agreement. Please tell us about your evaluation of the continuing performance obligations outlined in Section 2(b) of Exhibit 10.29 wherein you are required to work jointly with Afritex to develop the derivative products on a best efforts basis. Discuss your analysis of whether the transaction represents a multiple-deliverable arrangement and whether the intellectual property license and R&D services may be accounted for separately under FASB ASC 605-25. Also see SAB Topic 13.A(3)(f), Question 1.

46.   In addition, your response to prior comment 100 states that you issued a $270,000 convertible note with detachable warrants to Afritex in order to induce them to commit to these investments. Please explain how you considered this in your overall analysis of the transaction in determining that it was appropriate to recognize revenue of $225,000 for the license fee.

Litigation and Settlement Costs, page F-11

47.   Further to prior comment 92, you now disclose that you record a charge *equal to at least the minimum estimated liability* for a loss contingency. Please revise your disclosure to clarify how your policy considered FASB ASC 450-20-30-1 wherein you should accrue the best estimate within a range of loss or, when no amount within the range is a better estimate, you should accrue the minimum amount in the range.

Loss per Share, page F-11

48.   Please tell us the significant terms of your prepaid warrants and how you account for them and why. We note from page II-6 that you received $167,750 in cash during 2009 in connection with these warrants.

Note 4 – Notes Payable, page F-15

49.   Your response to prior comment 93 states that you revised the financial statements to disclose how you accounted for and valued the warrants issued in connection with the notes. However, we could not find any disclosure that explained how you accounted for the warrants. Please revise to include a discussion of how you accounted for each of the transactions where you issued warrants with debt.

50.   Refer to prior comment 94. We note from your response that you did not achieve the performance targets for incentives #2 and #3 under the FEDC Performance Agreement. If that is the case, then please explain to us how you account for the contingent payment due to the City of Frisco under the circumstances that you do not meet the performance targets in 2009. Also revise your disclosure to state that you did not meet the performance targets for 2009, if true.

51.   Further, with regards to your responses to prior comments 5 and 94 and your disclosures in Note 4, please reconcile your disclosure that you owe $213,000 to the City of Frisco, Texas on page F-15 with the table on page F-20 showing a total balance owed to Frisco of $146,802. Please revise your disclosure to include all of the significant terms of the note including payment terms. Show us how you determined the amount of the note reflected as long-term.

52.   Further, your response states that you determined the relative fair value of the detachable warrants to be $0.01 per unit but you valued the warrants at their fair value as noted in the financial statements. Based on your response it appears that you are not calculating the relative fair value of the notes and detachable warrants as required by FASB ASC 470-20-25-2, since when added together the relative fair value of your notes and detachable warrants should equal the total amount of your proceeds. Please show us how you determined the *relative fair value* of the debt and warrants and how you applied FASB ASC 470-20-25-2. Further, we would expect that, as noted in paragraph 25-2, the

allocation would result in a discount on the notes which you should account for under FASB ASC 835. Please explain why the allocation did not result in a debt discount that you are amortizing over the term of the debt using the effective interest rate method. Tell us where you recorded the debit associated with the warrants.

53.   Please reconcile each of the values shown for the warrants issued with the notes to your statements of stockholders' equity.

54.   You disclose that the Afritex Note was capitalized under Other Current Assets, and approximately 70% will be amortized over 7 years (the term of the license agreement) and 30% will be amortized over one year (the initial term of the distribution agreement). We note that you entered into this agreement along with the License Agreement and Distribution Agreement on March 26, 2010. Please tell us the nature of the long-term asset that you recognized related to the Note Purchase Agreement and why this represents as asset. Please also discuss how you determined the amortization method and period of the asset. Cite the accounting literature upon which you relied and how you applied that literature to your facts and circumstances.

55.   Also with respect to the Aftritex agreement, we note that you recognized a credit to shareholders' equity for the fair value of the warrants of $70,267. Please tell us where you recorded the related debit and why. Discuss why you recorded the warrants at their fair value and not their relative fair value. Cite the accounting literature upon which you relied and how you applied that literature to your facts and circumstances.

56.   You disclose that your president is a shareholder in Afritex. Please tell us in more detail about the related party relationship with Afritex. Tell us the nature and percentage of ownership in Afritex by the President and whether or not the president exercises significant influence or control over Afritex. Tell us the nature of the distributor's business and whether they have any other operations apart from the license and distribution agreement with the company. Tell us why you have not highlighted the transactions with Afritex under a separate related party note and separately reflected the related amounts as related party amounts on the face of your financial statements.

Note 5. Shareholders' Equity, page F-22

Common Stock, page F-22

57.   Please correct the typographical errors in the second and third paragraphs of this section.

Note 6 – Stock Options and Warrants, page F-22

58.   Further to your response to prior comment 97, please reconcile the total number of options granted in 2009 of 309,503 shown in the rollforward on page F-23 with the disclosure on page II-6 which states that only 343,003 options were granted. Similarly,

please tell us the number of warrants issued in 2009 related to consulting and advisory services for which you disclose on page II-6 that you recorded $515,286 in expense.

59.   Please also reconcile the amount of fair value expensed for transaction 11 in the table on page F-27 of $161,984 with the same transaction on page II-6 which reflects a total fair value of $132,574. Please explain what you mean when you disclose that the amount is net of modifications to prior warrants.

60.   Further to prior comment 98, please revise so that the stock option table adds both across and down to the totals shown.

Note 11. Net Income (Loss) Per Share, page F-32

61.   We could not locate the table you included in your response to prior comment 102 showing your computation of weighted average shares. Please provide us with this calculation for each period presented in the interim and annual financial statements.

Note 14. Segment Information, page F-34

62.   Please revise to also show your segment information for the six months ended June 30, 2009.

Note 15. Going Concern, page F-30

63.   Please revise your disclosure to clarify that the factors cited raise substantial doubt about the ability of the company to continue as a going concern. Please similarly revise page 47.

64.   Please tell us the significant terms of the $1 million bridge financing and when you received the $100,000 under this financing. Please tell us where you have disclosed the significant terms of this financing.

Balance Sheets, page F-38

65.   In response to prior comment 77, you responded that you determined that an amount included in prepaid expenses should have been recorded as operating expenses in 2009 as the amount formed part of the rent satisfaction agreement. It appears that the adjustment to remove the prepaid current and long-term asset and reflect the amount as an expense of $185,273 in 2009 is the correction of an error. Please revise your financial statements to include the disclosures required by FASB ASC 250-10-50-7 and 50-11 for your fiscal 2009 and March 31, 2010 financial statements. Please similarly include these disclosures for the adjustments you made related to reclassifying your negative cash in response to prior comment 74, recording amortization expense in response to prior comment 89 and

properly reflecting non-cash transactions in your statements of cash flows related to prior comment 83.

Statements of Operations and Accumulated Deficit, page F-39

66.   Your response to prior comment 80 states that the amounts reflected as prior period adjustments of $58,822 and $(627) in 2009 and 2008 relate to your retroactive calculation of the prior period's forfeiture rate of the stock options. Your response notes that prior to December 31, 2008, the company did not include a forfeiture rate in the stock compensation calculation and the prior period adjustment reflects the retroactive effect of forfeitures in prior periods using 20% as the forfeiture rate. To help us understand your accounting and disclosure, please respond to the following:

- Please tell us how you define a forfeiture for purposes of applying FASB ASC 718-10-30-11.
- Please tell us how you calculated the estimated forfeiture rate of 20%.
- Please show us how you calculated the amount of the prior period adjustments for 2008 and 2009.
- Please explain how your calculations of compensation expense in 2008, 2009 and 2010 considered forfeitures and whether the total amount recognized for compensation cost reflected only those awards for which you estimate that employees will render the requisite service as discussed in FASB ASC 718-10-30-11 and 718-10-35-3.
- Please also explain to us how you accounted for changes in your estimates of forfeitures in those periods. Discuss how you applied FASB ASC 718-10-35-3 which requires you to revise your estimate each reporting period if subsequent information indicates that the actual number of vested instruments is likely to differ from previous estimates and recognize in compensation expense for the period the cumulative effect on current and prior periods of a change in the estimated or actual number of instruments for which the requisite service is expected to be or has been rendered.
- Please explain why you did not reflect the adjustment to your financial statements related to the forfeitures as the correction of an error and provide the related disclosures. Please refer to FASB ASC 250-10-50-7.

67.   Please tell us why the amount reflected for selling, general and administrative expenses increased from $2,888,456 in your prior Form S-1 to $2,911,759 in the current Form S-1, an increase of $23,303. Similarly, please explain why interest expense increased to $68,583 from $58,563 and you now reflect other income of $33,323. Please tell us how you considered FASB ASC 250-10-50-7.

Note 1. Summary of Significant Accounting Policies, page F-43

68.   Please delete the last sentence on this page which refers to interim statements which are not included in the audited financial statements.

Note 4. Notes Payable, page F-52

69.   With respect to your RSA agreement with Sinacola, please tell us the amount of outstanding rent obligations that were satisfied in full pursuant to the agreement.

70.   In response to prior comment 109, we note that you restated your financial statements to record the fair value of the warrants issued to Sinacola as expense in 2009 but you do not explain why you made this adjustment. Please explain to us in sufficient detail how you are accounting for the New Landlord warrants and the First Landlord warrants and why. Cite the accounting literature you applied and explain how you applied that literature to your facts and circumstances. Discuss your consideration of whether the warrants issued with the debt would instead result in a debt discount that should be amortized over the term of the debt using the effective interest rate method.

Note 6. Stock Options and Warrants, page F-60

71.   Please refer to prior comment 111 and tell us whether you have disclosed all of the significant terms of the warrants.

72.   We note on page F-62 that "ASC *505* requires forfeitures…" Please revise to disclose that FASB ASC 718 requires forfeitures, if true. This comment applies to page F-24.

73.   We note on page F-65 that you appear to have recorded a negative expense of $32,543 in connection with 50,000 warrants issued on August 10, 2007. Please explain to us how you accounted for this amount and why, citing the applicable U.S. GAAP.

74.   You disclose on page F-62 that you based your risk-free interest rate used in your Black-Scholes valuation model on the 5-year security treasury notes interest rates. Please tell us how you considered FASB ASC 718-10-55-28, which states that a U.S. entity issuing an option on its own shares must use as the risk-free interest rates the implied yield currently available on U.S. Treasury zero-coupon issues with a remaining term equal to the expected term used as the assumption in the model.

75.   On page F-62 you disclose that you adjust your stock-based compensation for actual forfeitures on an annual basis. Please tell us why you do not make these adjustments each quarterly reporting period. Tell us whether the amounts of these adjustments have been material.

76.   Please revise to include the following disclosures required by FASB ASC 718-10-50-2:

•   A description of the requisite service period and any other substantive conditions (including those related to vesting);
•   Separate disclosure of the number and weighted-average exercise price in your table on page F-61 of those options that were forfeited and options that expired;
•   As of the latest balance sheet date presented, the total compensation cost related to nonvested awards not yet recognized and the weighted-average period over which it is expected to be recognized.

Item 15. Recent Sales of Unregistered Securities, page II-3

77.   We reissue prior comment 118, in part, given the continued vague references to securities issued for "services performed" and "consulting services" and that it is unclear where you disclosed the number of purchasers in each transaction mentioned in this section.

78.   We note your revisions in response to prior comment 119. Please tell us why this section does not appear to disclose the last warrant issuance mentioned on page F-5.

Exhibits

79.   Please file as an exhibit the memorandum of understanding mentioned on page 48.

Exhibit 15.1

80.   In Exhibit 15.1 you include the review report from your independent accountants. As previously requested in prior comments 9 and 126 and as required by Item 601(B)(15), Letter Re Unaudited Interim Financial Information, of Regulation S-K, please revise Exhibit 15 to remove the review report and include a letter from your independent accountant that acknowledges awareness of the use in your registration statement of their report on your unaudited interim financial information.

Exhibit 23.2

81.   We note the revisions made in response to prior comment 125, however since the Form S-1 was filed on October 5, 2010, the date of October 4, 2010 in the consent is incorrect. Please have your auditors revise their consent to indicate the correct date or to remove any reference to the date on which the Form S-1 is filed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Andri Boerman at (202) 551-3645 or Kaitlin Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Kruczek at (202) 551-3641 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any other questions.

Sincerely,

Martin James
Acting Assistant Director

cc (by fax): Arrin Langdon, Esq. — Oswald & Yap LLP